SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On June 24, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD. INTRODUCES NEW SEATBELT INSPECTION
SYSTEM TO ENABLE INCREASED PASSENGER SAFETY

Company Receives Initial Order from Japanese Manufacturer for New Automatic Inspection System

Yoqneam, Israel, June 24, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that it has received an order from a Japanese manufacturer of automotive seatbelt. This is the first order for the Company’s automatic inspection system for vehicle seatbelts. The potential value of the order is approximately $1,500,000.

The new system is capable of inspecting several strips of seatbelt fabric simultaneously, with the inspection results of each strip viewable on a single monitor. EVS’ seatbelt inspection system complements the Company’s existing tire cord inspection system, offering customers another effective tool to ensure a high level of product reliability and safety for end users.

Mr. Yoav Kahane, VP Sales & Marketing of EVS said, “Given the importance of effective inspection for automotive applications as well as the lack of widely available solutions, we believe that this market segment represents significant growth potential for the Company. The need for detection of flaws in the automotive industry goes well beyond the ability to identify cosmetic defects, as the safety of such applications is critical for both the auto manufacturers and consumers. We are pleased that this customer has chosen to work with EVS and believe that with our new seatbelt inspection system, we can effectively meet the needs of the automotive market, duplicating the success of our tire cord inspection system which is being used by some of the world’s leading auto manufacturers.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements ,including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: June 29, 2004